Exhibit 99.1

ASM International and Hitachi Kokusai Sign Licensing Agreement for

Atomic Layer Deposition Technology

BILTHOVEN, The Netherlands, November 27, 2007—ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) and Hitachi Kokusai Electric Inc. (Tokyo Stock Exchange (1st Section), and Osaka Securities Exchange (1st Section): Hitachi Kokusai Electric Inc.) announced today that they have signed a licensing agreement. According to this agreement ASM grants usage of its Atomic Layer Deposition (ALD) patents in the field of use of batch ALD to Hitachi Kokusai Electric Inc. Detailed terms of the agreement were not disclosed.

ASM has been a pioneer in ALD for many years and owns a substantial patent portfolio, including ALD patents and patents relating to batch ALD processing in a vertical furnace. With this technique it is possible to use ALD in a vertical furnace and process multiple wafers at the same time. This can give significant cost-of-ownership benefits for various ALD applications.

Dr. Albert Hasper, general manager of ASME commented: “ASM is renowned for its power of innovation, particularly in the area of ALD. Company policy for years has been to invest strongly in innovation and its protection. We are pleased that Hitachi Kokusai Electric Inc. recognized the value of this IP portfolio and that we have reached this agreement in a professional and business manner to the benefit of both companies. We believe it is in the best interest of the semiconductor industry to license this technology and allow another supplier to join us in serving the rapidly growing need for cost-effective ALD processing capabilities.”

Mr. Shoichiro Izumi, general manager of Hitachi Kokusai Electric Inc. commented: “We have been proceeding the development of Batch ALD over a period of time, and contributing to our customers’ production of excellent semiconductor devices. We believe that this agreement will make progress in development of ALD technologies, and that we will contribute much further to our customers’ advantage.”

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for

ASM International Hitachi Kokusai Licensing Agreement

wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

About Hitachi Kokusai Electric Inc.

Hitachi Kokusai Electric Inc. designs and manufactures Wireless Communication and Information System, Broadcasting and Video Systems, and Semiconductor Manufacturing Systems, and globally provides those systems to the United States, Europe, Asia, etc. Hitachi Kokusai Electric Inc.’s common stock trades on Tokyo Stock Exchange (1st Section), and Osaka Securities Exchange (1st Section). For more information, visit Hitachi Kokusai Electric Inc.’s web site at www.h-kokusai.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts ASM:

Naud van der Ven	+31 30 229 8540
Erik Kamerbeek	+31 30 229 8500
Mary Jo Dieckhaus	+1 212 986 2900

Contact Hitachi Kokusai Electric Inc.
Akira Makita	+81-3-6734-9401